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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            AMENDMENT NO.__________)*

                                NETRO CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64114R10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

AT&T WIRELESS SERVICES, INC.                       PERKINS COIE LLP
7277 164TH AVENUE NE, BUILDING 1                   1201 THIRD AVENUE, SUITE 4800
REDMOND, WA  98052                with a copy to:  SEATTLE, WA  98101
ATTN:  GENERAL COUNSEL                             ATTN:  MR. ERIC DEJONG
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 12, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 24013d-1(f) or 24013d-1(g), check the following box. [ ]

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 64114R10
--------------------------------------------------------------------------------
        NAMES OF REPORTING PERSONS         I.R.S. IDENTIFICATION
  1                                        NOS. OF ABOVE PERSONS (Entities Only)

          AT&T WIRELESS SERVICES, INC.               91-1379052
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
  2
          (a) [ ]
          (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
  3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS  (See Instructions)
  4
          OO
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  5     ITEMS 2(d) or 2(e)
        [ ]
--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
  6
          DELAWARE
--------------------------------------------------------------------------------
                      SOLE VOTING POWER
                7
  NUMBER OF              8,200,000
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER
OWNED BY EACH   8
  REPORTING              N/A
    PERSON      ----------------------------------------------------------------
     WITH             SOLE DISPOSITIVE POWER
                9
                         8,200,000
                ----------------------------------------------------------------
                      SHARED DISPOSITIVE POWER
                10
                         N/A
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
          8,200,000
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  12    (See Instructions)
          [ ]
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
          13.50%(1)
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON  (See Instructions)
  14
          CO
--------------------------------------------------------------------------------

--------------

(1) Percentage is based upon 52,532,005 shares of Common Stock outstanding as of November 2, 2001.

ITEM 1. SECURITY AND ISSUER.

        This Schedule 13D relates to the Common Stock, par value $.001 per share ("Common Stock"), of Netro Corporation, a Delaware corporation ("Issuer"). Its principal executive office is located at 3860 North First Street, San Jose, CA 95134.

ITEM 2. IDENTITY AND BACKGROUND.

        This filing is made by AT&T Wireless Services, Inc. ("AT&T Wireless"). AT&T Wireless is a Delaware corporation organized for the purpose of providing wireless communications including, but not limited, to digital wireless networks and wireless voice and data services. The principal business location of AT&T Wireless is 7277 164th Avenue NE, Building 1, Redmond, Washington 98052.

        Attached as Schedule A to this schedule 13D, and incorporated herein by reference, is information concerning the directors and executive officers of AT&T Wireless Services, which is required to be disclosed pursuant to General Instruction C to Schedule 13D.

        During the last five years, AT&T Wireless has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, Federal or State securities laws or finding of any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        All funds used to purchase shares of Common Stock reported in this
Schedule 13D came from the exchange of AT&T Wireless business unit assets.

ITEM 4. PURPOSE OF TRANSACTION

        On February 11, 2002, AT&T Wireless acquired 8,200,000 shares of the Common Stock of Issuer as partial consideration for the sale of certain of its assets to the Issuer, pursuant to the terms of the Asset Purchase Agreement dated January 14, 2002.

        Pursuant to the terms of a Registration Rights Agreement, Issuer has agreed to use its reasonable efforts to cause a registration statement on Form S-3 covering the shares held by AT&T Wireless filed with the Securities and Exchange Commission within 30 days of the date of the Asset Purchase Agreement and to have an effective date within 90 days of the date of the Asset Purchase Agreement. Issuer has agreed to use reasonable efforts to keep such registration statement effective until the later of (I) the second anniversary of the date of the Registration Rights Agreement and (ii) the date on which AT&T Wireless, or its Affiliates, no longer has a representative on the Issuer's Board of Directors.

        Pursuant to the Stock Purchase Agreement, the Issuer has agreed to appoint Mr. Lewis Chakrin, and employee of AT&T Wireless, to the Board of Directors of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) AT&T Wireless beneficially owns 8,200,000 shares of Common Stock of the Issuer based on 52,532,005 shares of Common Stock outstanding as of November 2, 2001.

        (b)    Sole voting power:                   8,200,000
               Shared voting power                          0
               Sole dispositive power:              8,200,000
               Shared dispositive power:                    0

        (d)    Not applicable.

        (e)    Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Except as described in Item 4 above with respect to the appointment of Mr. Chakrin to the Issuer's Board of Directors and the registration of the shares held by AT&T Wireless on Form S-3, AT&T Wireless does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        1. Form of Asset Purchase Agreement dated January 14, 2002, between AT&T Wireless and the Issuer.

        2. Form of Registration Rights Agreement dated February 12, 2002, between AT&T Wireless and the Issuer.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      February 22, 2002                  /s/ Mary Brodd
______________________________        By:______________________________________
            (Date)                                   (Signature)

                                             Mary Brodd
                                         ______________________________________
                                                        (Name)

                                             Assistant Secretary
                                         ______________________________________
                                                        (Title)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS
                  OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   SCHEDULE A

                        DIRECTORS AND EXECUTIVE OFFICERS

                         OF AT&T WIRELESS SERVICES, INC.

-------------------------------- ------------------------------ ------------------------------
             Name                          Position             Business or Residence Address
-------------------------------- ------------------------------ ------------------------------
       Walter Y. Elisha                    Director                Springs Industries, Inc.
                                                                    205 North White Street
                                                                     Fort Mill, SC 29715
-------------------------------- ------------------------------ ------------------------------
        Donald V. Fites                    Director                   Caterpillar Inc.
                                                                     100 NE Adams Street
                                                                    Peoria, IL 61629-9210
-------------------------------- ------------------------------ ------------------------------
        Ralph S. Larsen                    Director                  Johnson and Johnson
                                                                One Johnson and Johnson Plaza
                                                                   New Brunswick, NJ 08933
-------------------------------- ------------------------------ ------------------------------
        John W. Madigan                    Director                    Tribune Company
                                                                  435 North Michigan Avenue
                                                                         Suite 2300
                                                                   Chicago, IL 60611-4001
-------------------------------- ------------------------------ ------------------------------
         Nobuharu Ono                      Director                   NTT DoCoMo USA, Inc.
                                                                 461 Fifth Avenue, 24th floor
                                                                      New York, NY 10017
-------------------------------- ------------------------------ ------------------------------
          Wayne Perry                      Director                  11400 SE 6th Street
                                                                          Suite 100
                                                                     Bellevue, WA 98004
-------------------------------- ------------------------------ ------------------------------
         A. Barry Rand                     Director                   500 Woodbine Road
                                                                     Stamford, CT 06903
-------------------------------- ------------------------------ ------------------------------
        Carolyn Ticknor                    Director                  2150 Bluestem Lane
                                                                       Boise, ID 83706
-------------------------------- ------------------------------ ------------------------------
        John D. Zeglis             Chairman, Chief Executive    AT&T Wireless Services, Inc.
                                            Officer                 7277 164th Avenue NE
                                                                      Redmond, WA 98052
-------------------------------- ------------------------------ ------------------------------
       Adele D. Ambrose              Executive VP, Public                     "
                                    Relations and Investor
                                        Communications

-------------------------------- ------------------------------ ------------------------------
       Michael R. Benson         Sr. VP and Chief Information                 "
                                            Officer
-------------------------------- ------------------------------ ------------------------------
       Lewis W. Chakrin           Sr. VP, Corporate Strategy                  "
                                         and Planning
-------------------------------- ------------------------------ ------------------------------
          Andre Dahan            President, Mobile Multimedia                 "
                                           Services
-------------------------------- ------------------------------ ------------------------------
        Mohan S. Gyani           Pres. And CEO, AT&T Mobility                 "
                                           Services
-------------------------------- ------------------------------ ------------------------------
       William W. Hague          Sr. VP, Business Development                 "
-------------------------------- ------------------------------ ------------------------------
       Robert H. Johnson          Ex. VP -- National Wireless                 "
                                          Operations
-------------------------------- ------------------------------ ------------------------------
       [Michael G. Keith             President, AT&T Fixed                   "]
                                       Wireless Services
-------------------------------- ------------------------------ ------------------------------
       Gregory P. Landis          Sr. VP and General Counsel                  "
-------------------------------- ------------------------------ ------------------------------


-------------------------------- ------------------------------ ------------------------------
        D. Jane Marvin              Sr. VP-Human Resources                    "

-------------------------------- ------------------------------ ------------------------------
        Joseph McCabe, Jr.         Ex. VP and Chief Financial                 "
                                           Officer
-------------------------------- ------------------------------ ------------------------------
      Roderick D. Nelson          Sr. VP and Chief Technology                 "
                                            Officer
-------------------------------- ------------------------------ ------------------------------
        Philip H. Osman            Ex. VP, Mobile Multimedia                  "
                                           Services
-------------------------------- ------------------------------ ------------------------------
      Jordan M. Roderick             Pres., AT&T Wireless                     "
                                    Services International
-------------------------------- ------------------------------ ------------------------------
      Gregory L. Slemons           Sr. VP, Wireless Network                   "
                                           Services
-------------------------------- ------------------------------ ------------------------------